Filed by Sanofi-Synthelabo
                                  Pursuant to Rule 135 and Rule 425(b) under the
                                           United States Securities Act of 1933,
                as amended, and deemed filed pursuant to Rule 14d-2(b)(2) of the
                       United States Securities Exchange Act of 1934, as amended

                                                        Subject Company: Aventis
                                                   Commission File No. 001-10378
                                                          Date: February 6, 2004


         ON FEBRUARY 6, 2004, THE FOLLOWING ADVERTISEMENT WAS PUBLISHED ON BEHALF OF SANOFI-SYNTHELABO IN BUSINESS WEEK EUROPEAN EDITION AND THE ECONOMIST EUROPEAN EDITION.

                                     * * * *

                            WE REFUSE TO ACCEPT THAT
                        THERE ISN'T A FASTER WAY TO FIND
                         A MEDICINE FOR TOMMY'S DISEASE.


                        [Image of child in hospital bed]


Who is going to tell Tommy that the medicine that could cure him won't be ready for 20 years? You? No. No one. Joining forces with Aventis will represent a giant step forward for research. We will be able to provide patients with new drugs and innovative solutions faster. Together, we will harness our complementary skills to create a leading pharmaceutical group (No.1 in Europe and No.3 worldwide) committed to improving healthcare and capable of driving strong, sustainable and profitable growth.

               SANOFI-SYNTHELABO'S OFFER TO AVENTIS'S SHAREHOLDERS
                             BECAUSE HEALTH MATTERS


This advertisement does not constitute an offer to sell, or an offer to purchase, any securities


                                                       www.sanofi-synthelabo.com